AM
3/18/2002

02019318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8-30453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fiserv Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square 2005 Market Street
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Williams 215-636-3241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Lawrence E. Donato and R. Scott Roberg, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of BHC Trading Corp. Inc. for the year ended December 31, 2001 are true and correct, and such consolidated financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/02
Date

Lawrence E. Donato
President & Chief Executive Officer

Signature 2/25/02
Date

R. Scott Roberg
Senior Vice President & CFO

Notary Public

VALEREE P. ROOT
COMMONWEALTH OF PENNSYLVANIA
COMMISSIONER OF DEEDS
My Commission Expires October 12, 2006

Fiserv Securities, Inc.
(an indirect wholly owned subsidiary of Fiserv, Inc.)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Fiserv Securities, Inc.

We have audited the accompanying statement of financial condition of Fiserv Securities, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fiserv Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

FISERV SECURITIES, INC.
(an indirect wholly owned subsidiary of Fiserv, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 28,688,000
Cash and securities segregated under federal regulations or deposited with clearing organizations and others (including U.S. Government securities with a market value of $77,733,000)	100,922,000
Receivable from brokers or dealers and clearing organizations	765,115,000
Receivable from customers, net of allowance for doubtful accounts of $10,266,000	649,247,000
Securities owned, at market value	2,571,000
Furniture, equipment and leasehold improvements, at cost, net	8,431,000
Goodwill	99,716,000
Other assets	60,584,000
TOTAL ASSETS	$ 1,715,274,000

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDER'S EQUITY

Liabilities:	
Short-term bank loans	$ 55,800,000
Payable to brokers or dealers and clearing organizations	863,507,000
Payable to customers	356,275,000
Securities sold, not yet purchased, at market value	929,000
Accrued expenses and other liabilities	123,238,000
Total liabilities	1,399,749,000
Commitments and contingencies	
Subordinated borrowings	145,000,000
Stockholder's Equity:	
Common stock, par value $1, authorized, 4,000 shares; outstanding, 1 share	
Additional paid-in capital	110,446,000
Retained earnings	60,079,000
Total stockholder's equity	170,525,000
TOTAL LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDER'S EQUITY	$ 1,715,274,000

See notes to statement of financial condition.

FISERV SECURITIES, INC.
(an indirect wholly owned subsidiary of Fiserv, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General and Basis of Presentation - Fiserv Securities, Inc. ("FSI" or the "Company") is a wholly owned subsidiary of BHC Investments, Inc. ("Investments"), which is a wholly owned subsidiary of Fiserv Clearing, Inc. ("FCI"). FCI is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

On September 1, 2001, Fiserv Correspondent Services, Inc. ("FCS") an affiliate of FSI, was merged into FSI. The merger was accounted for in a manner similar to a pooling of interests in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations,* as FSI and FCS were entities under common control (see "New Accounting Pronouncements") and the financial statements have been prepared to reflect the combined entity's results and balances. FCS, which was located in Denver, Colorado, was a provider of support and processing services to fully disclosed broker-dealers. All of FCS's clients were transferred over to the FSI platform. At September 1, 2001, FCS had accumulated earnings of $33,368,000. As part of the business combination, restructuring and other charges of approximately $12,200,000 were charged to operations. The charges include employee-related costs, asset impairments and future payments on outstanding leases and contracts. At December 31, 2001, the related reserve included in *Accrued expenses and other liabilities* is $6,183,000.

FSI is a registered broker-dealer in securities under the Securities Exchange Act of 1934. FSI provides integrated processing and support services to securities brokerage affiliates of banks and other financial institutions and broker-dealers ("Clients").

Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with maturities of three months or less at the time of purchase.

Securities Transactions - Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Receivable from and Payable to Brokers or Dealers and Clearing Organizations - The following are included in receivable from and payable to brokers or dealers and clearing organizations: securities failed to deliver and receive, recorded at the contract value of securities that have not been delivered or received subsequent to settlement date, and securities borrowed or loaned at the contract value, which is marked to market daily with additional collateral refunded or obtained as necessary.

Securities Owned and Securities Sold, Not Yet Purchased - Securities owned and securities sold, not yet purchased, are valued at market value. At December 31, 2001, the balances consisted of U.S. government, corporate and municipal obligations and equities.

Securities Received as Collateral - At December 31, 2001, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities lending agreements with customers and other broker-dealers. The fair value of such collateral at December 31, 2001, is approximately $662,647,000 of which $612,422,000 has been repledged.

Accrued Expenses and Other Liabilities - Accrued expenses and other liabilities include bank overdrafts (which were subsequently funded as required) and commissions payable to clients. At December 31, 2001, bank overdrafts and commissions payable approximated $36,814,000 and $22,609,000, respectively.

Income Taxes - FSI files separate state income tax returns and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax balances are determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Fair Value of Financial Instruments - The carrying amounts of FSI's cash, cash equivalents, short-term bank loans and receivables from and payables to customers, brokers, dealers and clearing organizations approximate their fair market values due to their short-term nature. Management believes the carrying amounts for subordinated borrowings approximate their fair values due to interest rates on these instruments being comparable to FSI's currently available borrowing rates for similar instruments.

New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 on January 1, 2002. The Company has not yet determined the impact the adoption of SFAS No. 142 will have on its statement of financial condition.

Accounting Standards Adopted - In September 2000, FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125*. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company adopted SFAS No. 140 in 2000 for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral, and adopted SFAS No. 140 in 2001 for transfers and servicing of financial assets and extinguishments of liabilities. The adoption of SFAS No. 140 in 2001 did not have a material impact on the Company's statement of financial condition.

In 1998, FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was required to be adopted on January 1, 2001. The adoption of SFAS No. 133 had no impact on the statement of financial condition.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS OR DEPOSITED WITH CLEARING ORGANIZATIONS AND OTHERS

Cash of $11,533,000 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Cash of $11,656,000 and U.S. Government securities with a market value of $77,733,000 are on deposit with various clearing organizations.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers includes amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables. Such collateral is not reflected in the accompanying financial statements.

FSI pays interest on free credit balances in accounts to be used for reinvestment purposes.

FSI's service agreements with its Clients provide that credit losses relating to the Clients' customers are generally charged back to the Client.

FSI provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow FSI to sell or repledge those securities in accordance with federal regulations. At December 31, 2001, FSI was allowed, under such regulations, to sell or repledge securities with a fair market value of $653,501,000, of which substantially all were repledged.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following is a summary of furniture, equipment and leasehold improvements, at cost, less accumulated depreciation at December 31, 2001.

Furniture and fixtures	$ 15,405,000
Computer hardware	11,527,000
Leasehold improvements	1,903,000
Other fixed assets	129,000
	28,964,000
Accumulated depreciation and amortization	(20,533,000)
Furniture, equipment and leasehold improvements, net	$ 8,431,000

5. SHORT-TERM BANK LOANS AND LINES OF CREDIT

At December 31, 2001, FSI had $55,800,000 in short-term bank loans. These demand loans bear interest at the respective bank's interest rate and, in accordance with written customer agreements, are collateralized by customers' margin account securities with a market value of $74,214,000. At December 31, 2001, FSI had available, uncommitted lines of credit of $274,200,000.

6. SUBORDINATED BORROWINGS

Subordinated borrowings payable to Investments and Solutions consisted of the following:

Amount	Interest Rate	Maturity Date	Interest Payable	Payee
$ 10,000,000	8.00 %	February 28, 2002	Semi-annually	Investments
40,000,000	variable	July 30, 2002	Monthly	Solutions
32,000,000	8.50	December 30, 2003	Quarterly	Investments
4,000,000	8.50	December 31, 2003	Quarterly	Investments
5,000,000	8.25	September 30, 2006	Quarterly	Investments
15,000,000	9.50	October 17, 2006	Quarterly	Investments
4,000,000	9.75	April 8, 2008	Quarterly	Investments
21,000,000	9.75	July 29, 2008	Quarterly	Investments
6,000,000	9.00	September 10, 2009	Quarterly	Investments
4,000,000	9.25	December 13, 2009	Quarterly	Investments
4,000,000	8.25	September 30, 2011	Quarterly	Investments
$ 145,000,000				

The borrowings are subject to subordination agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for FSI's continued compliance with minimum net capital requirements, repayment of the principal to Investments and Solutions would be extended beyond the scheduled repayment dates.

7. NET CAPITAL REQUIREMENTS

FSI is subject to the Uniform Net Capital Rule ("Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital under the "alternative" method of the Rule, which requires that FSI maintain a minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, FSI had net capital, as defined, of $140,141,000 which was $125,855,000 in excess of the minimum net capital requirement. The Rule prohibits the withdrawal of capital if FSI's net capital would be less than 5% of aggregate debit items after any such withdrawal. At December 31, 2001, FSI's net capital was 20% of aggregate debit items.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, FSI's activities involve the execution, settlement and financing of various securities transactions, including the sale of securities not yet purchased. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, FSI may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

In accordance with industry practice, FSI records customer transactions on a settlement-date basis, which, for the most part, is currently three business days after trade date. FSI is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSI may have to purchase or sell the underlying financial instruments at prevailing market prices. FSI maintains margin and cash securities accounts for its customers who are principally located throughout the United States.

FSI pledges eligible customer securities as collateral for bank loans, securities loaned, securities sold under agreement to repurchase and to satisfy margin deposits of clearing organizations. In the event a counterparty to such transaction is unable to return the customer securities pledged as collateral, FSI may be exposed to the risk of acquiring the securities at prevailing market prices.

FSI controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSI establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

FSI has extensive credit policy and review procedures which focus primarily on: (1) a customer's creditworthiness and financial resources; (2) the market value of the collateral in a customer's account; (3) the concentration of the collateral, both in a particular customer's account and in all accounts; (4) the volatility of the underlying securities and existing market conditions; and (5) the creditworthiness of the Client that guarantees the performance of its customers pursuant to its service agreement.

9. EMPLOYEE BENEFIT PLAN

Fiserv sponsors a 401(k) savings plan covering full-time employees of FSI and affiliated companies who are at least 21 years of age. FSI matches a portion of the employees' contributions, after the employee has attained one year of service, which vest after five years of continued employment. FSI also makes discretionary contributions based upon the attainment of certain profit goals.

10. RELATED PARTY TRANSACTIONS

Processing and support services are provided under agreements to affiliates of FSI which are subsidiaries of Investments.

At December 31, 2001, FSI had receivables from and payables to affiliates of $3,136,000 and $14,504,000, respectively.

See Notes 1, 6 and 11.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

FSI leases its office space and certain computer equipment under noncancelable operating leases with future minimum payments as follows:

	Gross	Sublease	Net
2002	$ 4,163,000	$ (603,000)	$ 3,560,000
2003	2,980,000	-	2,980,000
2004	1,595,000	-	1,595,000
2005	1,374,000	-	1,374,000
2006	1,279,000	-	1,279,000
Thereafter	-	-	-
	$ 11,391,000	$ (603,000)	$ 10,788,000

During 2001, FSI leased certain computer equipment, under cancelable one-year lease agreements, from FCI.

Litigation and Claims

In the normal course of its business, the Company engaged in certain security lending and borrow transactions with other broker-dealers ("counterparties") involving a corporate bond with a contract value of approximately $27,000,000. The borrowing counterparty returned the bond to the Company pursuant to its rights under the contract. The Company then attempted to return the bond to the lending counterparty, E*Trade Securities, Inc., pursuant to the terms of its agreement, and the lending counterparty refused delivery. The Company has worked with the lending counterparty and regulatory agencies to resolve this dispute without success, and has initiated legal action against the lending counterparty. In the opinion of management, the liability, if any, which may ultimately result from this dispute is not expected to have a material adverse effect on the financial statements of the Company. Subsequently, on January 30, 2002, the Company received an interest payment from the issuer of the bond in the amount of $3,105,000. This amount will be used to offset a portion of the amount outstanding.

In the normal course of business, FSI is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, FSI's management does not expect that such litigation will have a material adverse effect on FSI's financial position, results of operations or liquidity over and above any previously accrued amounts.

* * * * * *

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte
& Touche

February 15, 2002

Fiserv Securities, Inc.
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Fiserv Securities, Inc. (the "Company") for the year ended December 31, 2001 (on which we have issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP